UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13(D)-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

AMERCO
(Name of Issuer)

Common Stock, $0.25 par value per share
(Title of Class of Securities)

023586100
(CUSIP Number)

Laurence J. De Respino
2727 North Central Avenue
Phoenix, Arizona 85004
(602) 263-6788
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Edward J. Shoen
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 47
	8.	Shared Voting power 8,443,011(1)
	9.	Sole Dispositive Power 47
	10.	Shared Dispositive Power 8,443,011(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,468,164(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (1)
14.	Type of Reporting Person IN

 (1) See Item 5 below.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Mark V. Shoen
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 36,584
	8.	Shared Voting power 8,443,011 (2)
	9.	Sole Dispositive Power 36,584
	10.	Shared Dispositive Power 8,443,011(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,479,595 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person IN

(2) See Item 5 below.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Foster Road LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting power 7,562,884 (3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,562,884 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,443,011 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 43.1% (3)
14.	Type of Reporting Person OO

(3) See Item 5 below.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Willow Grove Holdings LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting power 7,562,884 (4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,562,884 (4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,443,011 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 43.1% (4)
14.	Type of Reporting Person PN

(4) See Item 5 below.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Blackwater Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 880,127(5)
	8.	Shared Voting power 0
	9.	Sole Dispositive Power 880,127(5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 880,127(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5% (5)
14.	Type of Reporting Person CO

(5) See Item 5 below.

Introduction

This Amendment No. 10 (this “Amendment”) relates to the Schedule 13D filed on July 13, 2006, as amended by Amendment No. 1 filed on March 9, 2007, as amended by Amendment No. 2 filed on June 26, 2009, as amended by Amendment No. 3 filed on May 1, 2013, as amended by Amendment No. 4 filed on December 17, 2015, as amended by Amendment No. 5 filed on February 12, 2016, as amended by Amendment No. 6 filed on September 14, 2016, as amended by Amendment No. 7 filed on June 9, 2017, as amended by Amendment No. 8 filed on June 30, 2017 and as amended by Amendment No. 9 filed on October 4, 2018 (the “Schedule 13D”), which relates to a group now consisting of Edward J. Shoen, Mark V. Shoen, Foster Road LLC, Willow Grove Holdings LP, and Blackwater Investments, Inc., each individually and/or on behalf of the various entities as applicable (the “Reporting Persons”) with respect to the voting common stock, $0.25 par value per share (the “Common Stock”), of AMERCO (the “Company”).

Item 1. Security and Issuer.

No material change.

Item 2. Identity and Background.

The name, address, background information and citizenship status of and for each person filing this Statement (collectively, the “Reporting Persons”) is as follows:

Edward J. Shoen has served as a Director and Chairman of the Board of the Company since 1986, as President since 1987 and as a Director of U-Haul International, Inc. (“U-Haul”) since 1990.  Edward Shoen has been associated with the Company since 1971, and his principal place of business is located at 2727 North Central Avenue, Phoenix, Arizona 85004. Edward Shoen is a United States citizen.

Mark V. Shoen served as a Director of the Company from 1990 until 1997.  He served as a Director of U-Haul from 1990 until 1997 and has served as President of the Company’s Phoenix Operations and Vice President of U-Haul Business Consultants, a subsidiary of the Company.  Mark Shoen retired from the Company in June 2012.  He serves as a manager of Foster Road LLC and President and sole director of Blackwater Investments, Inc. His principal place of business is located at 207 East Clarendon Avenue, Phoenix, AZ 85012. Mark Shoen is a United States citizen.

Blackwater Investments, Inc. is a Nevada corporation.  Mark V. Shoen is the President and sole director of Blackwater Investments, Inc. Blackwater Investments, Inc. has an address of 207 East Clarendon Avenue, Phoenix, AZ  85012.

Willow Grove Holdings LP is a Delaware limited partnership.  The general partner of Willow Grove Holdings LP is Foster Road LLC, a Delaware limited liability company.  Willow Grove Holdings LP has an address of 207 East Clarendon Avenue, Phoenix, AZ 85012.

Foster Road LLC is a Delaware limited liability company.  Foster Road LLC has an address of 207 East Clarendon Avenue, Phoenix, AZ  85012.

Information with respect to the managers, directors and officers of Blackwater Investments, Inc. and Foster Road LLC (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the past five years, to the best of the knowledge of the Reporting Persons or Related Person as of the date of this Statement, none of the Reporting Persons or Related Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

The Reporting Persons consider the Common Stock to be an attractive investment at current price levels and, subject to market conditions, the Company’s trading policy for officers and directors and other factors, currently intend to acquire additional shares of Common Stock in such quantities and at such prices as the Reporting Persons find attractive. Any such acquisitions may be effected through open market purchases, block trades, privately-negotiated transactions, or otherwise, and may result in the Reporting Persons acquiring over fifty percent of the Common Stock of the Company. Except as set forth in this Item 4, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive of the instructions to Item 4 of the Schedule 13D. In the ordinary course of strategic planning for the Company, the Board of Directors and the management team have discussed, and in the future may discuss, some or all of the items listed in (a) through (j) of the instructions to Item 4 of the Schedule 13D. Mr. Edward J. Shoen participates in those discussions as Chairman and President of the Company.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As set forth below, each of the Reporting Persons beneficially owns the number and percentage of shares of Common Stock of the Company (the “Common Stock”) individually and as a group and each of the Reporting Persons maintains such sole or shared voting power as applicable. Each of the Reporting Persons continues to maintain sole dispositive power in respect of the shares beneficially owned individually by such Reporting Person. As of November 4, 2022, there were 19,607,788 shares of Common Stock outstanding, which is used as the basis for calculating percentages.

Willow Grove Holdings LP is the record holder of 7,562,884 shares of Common Stock. Foster Road LLC owns a 0.1% general partner interest in Willow Grove Holdings LP, and the managers of Foster Road LLC control all voting and disposition decisions with respect to the Common Stock owned by Willow Grove Holdings LP. Foster Road LLC is owned in equal parts by the Mark V. Shoen “A” Trust for which Jacque Shoen serves as the trustee and Edward J. Shoen “A” Trust (collectively, the “Trusts”) for which Sam Shoen serves as the trustee. The managers of Foster Road LLC are Stuart Shoen and Mark V. Shoen. The trustees of the Trusts and managers of Foster Road LLC may be deemed to share beneficial ownership of the securities held of record by Willow Grove Holdings, LP. Each of them disclaims beneficial ownership of any such securities, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of such securities for purposes of Section 13(d) or Section 13(g) of the Act or for any other purposes.

Blackwater Investments, Inc. (“Blackwater”) is a wholly-owned subsidiary of Willow Grove Holdings LP and is the record holder of 880,127 shares of Common Stock. Mark V. Shoen is the president and sole director of Blackwater. By virtue of Willow Grove Holdings LP’s ownership of Blackwater Investments, Inc., Willow Grove Holdings LP and Foster Road LLC are deemed to be indirect owners of shares of Common Stock held by Blackwater. Accordingly, Willow Grove Holdings LP and Foster Road LLC directly and indirectly own 8,443,011 shares of Common Stock, approximately 43.1% of the Common Stock outstanding.

Edward J. Shoen:

Individually – is the record holder of 47 shares of Common Stock and is the beneficiary of 25,106 shares of Common Stock held by the EJS-028 Trust, but does not have voting or dispositive control over such shares.

Group – has a beneficial interest in 8,468,164 shares of Common Stock, approximately 43.2% of the Common stock outstanding.

Mark V. Shoen:

Individually – is the record holder of 11,478 shares of Common Stock, and is the trustee of 25,106 shares of Common Stock held by the EJS-028 Trust and has voting and dispositive control over such shares, approximately 0.2% of the Common stock outstanding.

Group – has a beneficial interest in 8,479,595 shares of Common Stock, approximately 43.2% of the Common Stock outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the shares owned by the other Reporting Persons. The filing of this Schedule 13D/A shall not be deemed an admission that any of the Reporting Person is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the shares reported herein that he or it does not directly own.

(c)            During the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)            None.

(e)            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit

99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on October 4, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2022

/s/ Edward J. Shoen
Edward J. Shoen

/s/ Mark V. Shoen
Mark V. Shoen

Willow Grove Holdings LP

By:	Foster Road LLC, its General Partner

	By:	/s/ Mark V. Shoen
Mark V. Shoen, Manager

	By:	/s/ Stuart Shoen
Stuart Shoen, Manager

Foster Road LLC

By:	/s/ Mark V. Shoen
Mark V. Shoen, Manager

By:	/s/ Stuart Shoen
Stuart Shoen, Manager

Blackwater Investments, Inc.

/s/ Mark V. Shoen
Mark V. Shoen, President

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the managers of Foster Road LLC and the officers and directors of Blackwater Investments, Inc. are set forth below. Unless otherwise noted, the business address of each individual is 207 East Clarendon Avenue, Phoenix, AZ 85012.

Managers of Foster Road LLC

Name	Present Principal Occupation	Citizenship
Mark V. Shoen	Manager of Foster Road LLC and President, Treasurer and Director of Blackwater Investments, Inc.	United States
Stuart Shoen	Manager of Foster Road LLC	United States

Officers and Directors of Blackwater Investments, Inc.

Name	Present Principal Occupation	Citizenship
Mark V. Shoen	Manager of Foster Road LLC and President, Treasurer and Director of Blackwater Investments, Inc.	United States